UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2013

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               x                            Form 40-F        __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.

Yes       __________                  No                    x

If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-___

Index to Exhibits

The information contained in Exhibit 1 to this Report on Form 6-K shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-185478 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

Index to Exhibits

Exhibit No.	Description

1	Profit announcement for the six months ended March 31, 2013, prepared for distribution in the United States

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 8, 2013	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal